UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.  The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

COMPLETION OF THE ISSUE OF US$95,000,000 ZERO
COUPON CONVERTIBLE BONDS DUE 2018

Sole Global Coordinator

Joint Managers

The Company is pleased to announce that completion of the issue of the Further Bonds in the principal amount of US$95,000,000 took place on 24 June 2014.

Reference is made to the announcement of the Company dated 4 June 2014 relating to, among others, the proposed issue of the Further Bonds (the “Announcement’’). Unless the context otherwise requires, capitalised terms in this announcement shall have the same meanings as those defined in the Announcement.

*                       For identification purposes only

The Company is pleased to announce that completion of the issue of the Further Bonds in the principal amount of US$95,000,000 took place on 24 June 2014. The Company has obtained conditional approval from the Hong Kong Stock Exchange for the listing of, and permission to deal in, the 924,738,230 New Conversion Shares and has also received approval from the Singapore Exchange for the listing and quotation of the Further Bonds. The Further Bonds are expected to be listed on the Singapore Exchange on 25 June 2014. The Further Bonds will be consolidated and, from the date of their issue, form a single series with the Original Bonds and the Original Pre-emptive Bonds. The estimated net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds will be approximately US$94.1 million.

The Further Bonds have been offered and sold to six or more independent placees (who are independent individual, corporate and/or institutional investors).

Assuming full conversion of the Further Bonds at the initial Conversion Price of HK$0.7965 per Share, the Further Bonds will be convertible into 924,738,230 Shares, representing (i) approximately 2.65% of the issued share capital of the Company as at 23 June 2014, and (ii) approximately 2.59% of the issued share capital of the Company as enlarged by the issue of the New Conversion Shares (assuming that there is no change in the issued share capital of the Company as at 23 June 2014, save for the issue of the New Conversion Shares).

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Further Bonds and full conversion the Original Bonds and the Original Pre-emptive Bonds but before the conversion of any Further Bonds; and (iii) the shareholding structure immediately after full conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds:

	Existing (as at 23 June 2014)		Immediately after the issue of Further Bonds and assuming full conversion of Original Bonds and Original Pre-emptive Bonds but no conversion of Further Bonds (Note 1)		Immediately after the issue of Further Bonds and assuming full conversation of Original Bonds, Original Pre-emptive Bonds and Further Bonds (Note 2)
Shareholder	No. of Shares	% of issued share capital of the Company	No. of Shares	% of issued share capital of the Company	No. of Shares	% of issued share capital of the Company
Datang	6,116,138,341	17.56%	6,647,619,470	17.67%	6,647,619,470	17.24%
Country Hill	3,605,890,530	10.35%	3,919,328,119	10.42%	3,919,328,119	10.17%
Holders of Further Bonds	—	—	—	—	924,738,230	2.40%
Holders of Original Bonds	—	—	1,946,817,325	5.17%	1,946,817,325	5.05%
Other Shareholders	25,109,302,342	72.09%	25,109,302,342	66.74%	25,109,302,342	65.14%
Total	34,831,331,213	100.00%	37,623,067,256	100.00%	38,547,805,486	100.00%

Notes:

1.             Assuming that other than the issue of the Further Bonds, no Share issuance, no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds and the Original Pre-emptive Bonds. As at 31 May 2014, the Company has 485,941,477 outstanding share options.

2.             Assuming that other than the issue of the Further Bonds, no Share issuance, no issuance of Further Pre-emptive Securities, no Restricted Share Units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities other than the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds. As at 31 May 2014, the Company has 485,941,477 outstanding share options.

By order of the Board
Semiconductor Manufacturing International Corporation Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 24 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: July 16, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director